UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Bradesco

CARDS

Alexandre Rappaport

Bradesco

Bradesco

Agenda

Bradesco

Market Growth

Card market shows double-digit growth and should stay strong in the next years.

CAGR 2000 – 2009: 24% | **CAGR 2010 – 2014: 17%**



Cards Billings (R$ billion)
Credit + Debit + Private Label
66
89
105
128
159
200
245
302
375
[redacted]
35
626
725
838
[redacted]
2000
2001
2002
2003
2004
2005
2006
2007
2008
010
2011
2012
2013
More than double
+20%

Source: ABECS / Industry Cards Estimates

Bradesco

International Comparison

Compared to other countries, Brazil still has a lot of room for growth. Maintaining current trend, actual level of South Korea should be achieved only in 2025

Card spend as a percentage of household consumption



%
23
25
27
29
31
32
34
36
38
40
42
45
47
49
51
53
55
France
USA
South Korea
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Source: ABECS / IBGE / BACEN / BIS / The Nilson Report

Brazilian Payments

Cards replacing checks


Number of transactions with cards and checks (bi)
6.1
5.3
4.4
3.7
3.2
2.5
1.9
1.6
1.4
1.1
2.6
2.6
2.4
2.2
2.1
1.9
1.7
1.5
1.4
1.2
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Cards
Checks

Source: ABECS / BACEN

Bradesco

International Comparison

Card use is still low among Brazilians when compared to other countries

Cards (Credit + Debit) / Inhabitants (2007)


France
1.5
Brazil (2007)
1.6
Brazil (2009)
1.9
UK
2.3
USA
3.7

Transctions / Cartds (2007)


Brazil (2007)
11.7
Brazil (2009)
13.4
USA
33.5
UK
51.8
France
63.3

Transactions / Inhabitants (2007)


Brazil (2007)
18.7
Brazil (2009)
25.5
France
95
UK
119.1
USA
124

Source: The Nilson Report / FMI / BIS / BACEN

Consumer credit in cards

Beyond a mean of payment, card is an important instrument with a growing role for granting credit and support to consumption.


Consumer Credit in Cards (R$ bi)
Feb/10: R$ 89.8 bi
18.8% of consumer credit
6.3% of total credit
Feb/09: R$ 71,1 bi
17.6% of consumer credit
5.8% of total credit
Feb/08: R$ 51,9 bi
15.7% of consumer credit
5.4% of total credit
Feb/07: R$ 35,9 bi
14.5% of consumer credit
4.8% of total credit
Feb/06: R$ 29,0 bi
14.6% of consumer credit
4.7% of total credit
85
68
51
34
17
0
Jun/04
Oct/04
Feb/05
Jun/05
Oct/05
Feb/06
Jun/06
Oct/06
Feb/07
Jun/07
Oct/07
Feb/08
Jun/08
Oct/08
Feb/09
Jun/09
Oct/09
Feb/10
Interest
Non Interest

Interest: 31%
Non interest: 69%

Obs: Only consumer finance

Source: ABECS/BACEN

Delinquency

Downward trend in default on account of the recovery of economic activity.

Default above 90 days – % arrears



Crisis intensification
9.2
8.3
8.3
8.3
11
10
9
8
7
6
5
Aug/04
Nov/04
Feb/05
May/05
Aug/05
Nov/05
Feb/06
May/06
Aug/06
Nov/06
Feb/07
May/07
Aug/07
Nov/07
Feb/08
May/08
Aug/08
Nov/08
Feb/09
May/09
Aug/09
Nov/09
Feb/10
Consumer Finance
Cards

Source: ABECS / BACEN

Bradesco

Agenda

Market share

With IBI acquisition, Bradesco strengthened its participation in cards market

Credit Billings (Visa, Mastecard, Amex and Diners) 2009

Market R$ 255.7 bi



With Hipercard*
31.4%
27.6%
21.7% in Q1 2010
19.5%
19.2%
9.8%
9.4%
4.3%
3.9%
Itaú
Bradesco
CAIXA
HSBC

* ABECS considers only Visa, Mastercard, Amex and Diners brands. To calculate market share with Hipercard we must add its billing to ABECS data.

Source: ABECS, Cardmonitor, Quarterly Reports

Obs: BB includes Nossa Caixa from 2Q09. Bradesco Includes Ibi from 4Q09.

Bradesco Cards Evolution

Because of organic growth and acquisitions, among the main players, Bradesco had the greatest gains in market share from 2003 to 2009 (12% to 21%)

Credit Billings (R$ billion)



Beginning Visanet stake 39.3%
Acquirer
Current stake 28.6%
VisaNet Brasil
Beggining Visa Vale stake 45.0%
Pre-Paid Card Issuer
Vale
American Express Operation 100%
Issuer and Acquirer
1995
4,6
6,9
6,8
8,3
9,9
11,5
14,0
24,5
38,6
46,6
62,2
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
PL
Agreements with retailers
80% without bank account
FIDELITY INFORMATION SERVICES
Processor
Stake 36.3%
ibi
Ibi Bank 100%
PL Agreements and
Financial Products

* Includes credit, pre-paid and Private Label

Bradesco

Integrated Card Business

Bradesco creates value and participates in the entire value chain of the card industry.


Bradesco Cartões
Issuer
Amex
Acquirer
Business
Private Label
Equity stake
Acquirer
Cielo
Issuer CBSS
Processor
VISA
CASAS BAHIA
gbarbosa
COMPER
Leader
Colombo
ESPLANADA
C&A
makro
ANGELONI
cielo
(28.6%)
Vale
(45.0%)
Fidelity
(36.3%)

Cards Portfolio

Portfolio: diversified and comprehensive to serve all segments.


Low Income
Mid Income
High Income
Commercial Cards

Bradesco

Performance Q1 2010

Key Indicators of Bradesco Cartões

Total Number of Credit Cards
MM



19%
128%
29.9
35.6
81.0
Q108
Q109
Q110

Credit Card Billings
R$ bi



10%
41%
10.7
11.8
16.7
Q108
Q109
Q110

Card Loans
R$ bi



18%
40%*
13.3
15.7
21.9
Q108
Q109
Q110

Revenue service
R$ MM



21%
17%
687
834
972
Q108
Q109
Q110*

* Impact of the reduced equity stake of Bradesco at Cielo after IPO

Agenda

Regulation
Central Bank Propositions

Central Bank announced five major measures to stimulate competition in credit cards market.

1. End of acquirers exclusivity*.
2. Adoption of interoperability strategy
3. Nation debt cards scheme
4. Neutrality in the activities of clearing and settlement
5. Transparency in the definition of fees between brands, acquirers and issuers

- Estimated impact of 50 bps in MDR of credit and 20 bps in MDR of debit**
- Reduction of about 40% of POS rental revenues**
- Regulation may change the mechanics of loan operations that are backed by card future receivables and a new model is in discussion

** Only for Visa and Mastercard. End of the exclusivity Visa / Cielo scheduled for July 2010*

** Source: average of analysts' expectations (BBI, UBS and Goldman Sachs)

Bradesco

Agenda

I. Cards Market in Brazil

II. Bradesco Cards

III. Regulation and Possible Impacts

IV. American Express

V. Elo

American Express

American Express strengthens Bradesco's in high-income segment

- Largest card issuer in the world
- Membership Rewards: points that do not expire
- Premium clients


Differentiated service
Premium portfolio
Valuable brand
High benefits for consumer

Bradesco

20-year contract with possibility of renewal

American Express

Bradesco boosted American Express business in Brazil

Number of SE's ('000) almost doubled


359
91%
188
Jul/06
Dec/08

Regulation Impacts

- **American Express** is important in Bradesco's strategy: premium portfolio and differentiated service
- **Amex** is dedicated to a particular group of customers
- Possible increased coverage favors expansion of the **American Express cards**
- Regarding the acquiring activity, all alternatives are being duly considered

Bradesco

Agenda

- I. Cards market in Brazil
- II. Bradesco Cards
- III. Regulation and possible impacts
- IV. AMERICAN EXPRESS
- **V. Elo**

A new and powerful alliance is born

About the transaction:
creation of a holding company to manage the joint businesses

1

- Bank that will manage the new national brand and the portfolios of private label products

2

- Consolidation of shareholdings in companies providing card services in an administrative and service block
- Distribution channel for the joint offering of products and services

3

- Possible consolidation of shareholdings in Cielo

Operational synergies related to the card business

Initial targets

1 **Brazilian Brand**

- 15% share of the card market within five years

2

- Financial synergies that could reach R$ 1 billion within five years

3

- Transfer of shareholdings and businesses worth more than R$ 15 billion

New brand utilization strategy
Ampler range of card products

elo

elo crédito

elo débito

elo vale

About the transaction structure and the corporate brands



elo
Bradesco
49,99%
50,01%
Banking Businesss
Administration and Services
Shareholdings*
elo BANCO
elo VALE *
elo PROMOTORA
cielo

* brands subject to legal and shareholder approval

Bradesco

Conclusions

Credit cards market growth should continue in the next years

Bradesco will continue to be a strong player in the cards market

Central Bank announced propositions to stimulate competition in acquiring market. There is a possibility that margin will be lower, which could be partially offset by increased billings

Bradesco

CARDS

Alexandre Rappaport

Bradesco